May 16, 2008

Mail Stop 4561

Richard T. Cole
Chief Executive Officer
Geeks On Call Holdings, Inc.
814 Kempsville Road, Suite 106
Norfolk, VA 23502

> **Re: Geeks On Call Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2008**
> **File No. 333-150319**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Summary

1. We understand that you entered the Exchange Act reporting system through a reverse acquisition with Lightview. Please expand your disclosure to discuss the business purpose for entering into this transaction and the material terms of the

merger agreement, such as all the parties involved, the consideration and the timeline for the discussions. Specifically discuss how Messrs. Goldstein and Kominars became acquainted with the principals of Geeks on Call. Finally, please fully discuss the relationship between the acquisition by Telkonet of 18% of Geeks on Call in October 2007 and the February 2008 reverse acquisition and related private placement.

Risk Factors, page 4

2. Please expand the factor at the top of page 6 to disclose what experience, if any, the company has had with employee retention.

3. Either expand the factor regarding the requirements of being a public company to include an estimated cost of compliance with these requirements or discuss any material costs in management's discussion and analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

4. Please clarify the key indicators of financial condition and operating performance that management relies upon when analyzing your financial results. We refer you to SEC Release 33-8350 (the "Release"), Sections III.B.1 which notes that you "should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company." Please indicate to the Staff how you considered the Release when identifying your key indicators.

5. Please review your disclosure to include discussion of known material trends, commitments, and uncertainties as required by Item 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations.. For instance, you should discuss herein your domestic and international expansion plans as disclosed on pages 17 and 5 respectively. Another topic for discussion should be your proposed acquisition of the Geek Line System private label powerline communication project pursuant to your agreement with Telkonet, Inc. You should also quantify the expected effects of any known material trends on your future results to the extent possible.

Results of Operations, page 14

6. Please describe the reason(s) for any material increase or decrease in any line item in the income statements. For instance, you state that your revenues decreased by $414 thousand in the three month period ended February 29, 2008 as compared to the three month period ended February 28, 2007 and attribute the decrease to a reduction in franchises and franchise revenues. Similar disclosure is given for your six-month data and year end data, however, you do not provide the reasons for the number of franchises decreasing. Please see Items 303(a)(3)(iii and iv) of Regulation S-K.

7. To the extent that there are two or more factors contributed to a material change (e.g., selling, general and administrative expenses for the three month period ended February 29, 2008 as compared to the three month period ended February 28, 2007) please quantify the contribution of each factor. In this regard, please see Instruction 3 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 17

8. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers (e.g. quantify the amounts of cash receipts from customers, amounts of cash payments to employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV of the Release.

9. Please disclose the "Trigger Date" (i.e., 150 days from February 8, 2008) in the fourth paragraph as well as in any other appropriate discussion of The Private Placement transaction.

Going Concern Matters, page 17

10. We note that you have developed a strategic plan to address your requirements for generating cash flow and achieving profitable operations by accelerating the growth of your existing franchise network while simultaneously opening company operated territories. Explain this plan further, including capital requirements. We note elsewhere, for example, that you intend to increase the number of employees from 61 to 110 to 150 within the next 12 months. One of

the areas you intend to expand into is "Northwestern VA." Please clarify what cities and/or business centers are being targeted.

Financial Comments

Statements of Operations, page F-4

11. Tell us how you considered presenting separate line item(s) for the cost of sales for each category of revenue (if material) or in the aggregate in your consolidated statements of operations. Based on your current disclosures, tell us whether you consider all operating expenses to be cost of sales. If true, please explain further why you believe that the Company's total operating expenses relate to revenue producing activities.

Notes to Financial Statements, page F-7

Revenue Recognition, page F-7

12. You disclose that franchise fee revenue is recognized when obligations to prepare the franchisee for operations have been substantially completed. Tell us more about these obligations and revise your filing to disclose the significant commitments and obligations resulting from your franchise agreements. We refer you to paragraph 20 of SFAS 45.

13. You disclose that nonrefundable fees related to area developer sales are recognized upon signature of the Area Development Agreement ("ADA") and substantial completion of all obligations associated with the opening of the first franchise under the agreement. Provide more detail about these obligations including what constitutes "substantial completion." Further, tell us whether you have any initial service obligations related to the opening of franchises beyond the first franchise in an ADA. If so, tell us about these service obligations and how they impact your timing of revenue recognition under an ADA. Revise your filing to provide disclosure with respect to these obligations including how you satisfy the obligations and their impact on the timing of revenue recognition.

Segment reporting, page F-9

14. You disclose that you operate as a single segment and will evaluate additional segment disclosure requirements as you expand your operations. As a reminder,

paragraphs 36-39 of SFAS 131 apply to all enterprises including those that have a single reportable segment. Revise your filing as appropriate.

Notes to Condensed Consolidated Financial Information, page F-24

Note 11 – Warrants and Options, page F-35

15. We note your options granted and warrants issued during the six month period ending February 29, 2008. As applicable, consider revising to include the following disclosures, as of each grant date, for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- the nature and type of stock option or other equity related transaction;
- the number of options or shares granted;
- the exercise price or conversion price;
- the fair value of the underlying shares of common stock;
- the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);
- the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
- the amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

16. We note that the 2006 sale of Series C and D Preferred Stock was not mentioned in the Form SB-2 registration statement filed June 21, 2007 and declared effective on July 9, 2007. Please advise.

Item 16. Exhibits, page II-4

17. Please file a copy of your franchise agreement as an exhibit by amendment.

18. Please file a copy of the Area Development Agreement as an exhibit by amendment.

19. Please also file a copy of the labor/marketing agreement with Telkonet, Inc. as an exhibit by amendment.

Undertakings, page II-4

20. Please revise this section to use only the appropriate undertakings as specified in Item 512 of Regulation S-K as set forth in Release 33-8591 issued July 19, 2005. In this regard, we note that these undertakings must be included in exactly the language specified in the Item 512. For instance, your undertaking number 1 must be revised to accord with the language in the Item 512)(a)(1) as revised in that release. The language of your undertaking number 2 must track the language of Item 512(a)(2) as revised. Finally, the unnumbered undertaking at the bottom of page II-5 must be revised to accord with the applicable portion of Item 512(a)(5) as revised.

21. Please advise why you are including your undertaking numbered 4 when the offering is not a primary offering by the issuer.

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As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

<u>Closing</u>

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. Please contact me at (202) 551-3730, should you require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Harvey J. Kesner
       Haynes and Boone, LLP
       153 East 53rd Street, Suite 4900
       New York, NY 10022
       FAX No.: (212) 918-8989